Exhibit 99.4

Press Release	February 23, 2006

Corral Investment AB (publ)

(a company organized under the laws of Sweden)

NOTICE OF REDEMPTION

€421,627,035 Floating Rate Split Coupon Notes due 2010
Common Code 022555561 and 022555537; ISIN XS0225555613 and XS0225555373

(the “Euro Notes”)

$154,253,793 Floating Rate Split Coupon Notes due 2010
CUSIP No. 22026B AA 7 and No. W22532 AA 8; ISIN US22026BAA70 and USW22532AA81

(the “Dollar Notes” and together with the Euro Notes, the “Notes”)
(Listed on the Irish Stock Exchange)

Corral Investment AB (publ) (the “Company”) hereby gives notice that, pursuant to paragraph 7 of the Notes (entitled “Optional Redemption”) and to section 3.4 of the Indenture dated as of July 29, 2005 (the “Indenture”), between the Company, Deutsche Bank Trust Company Americas as Trustee, Registrar for the Dollar Notes, Principal Paying Agent for the Dollar Notes and Transfer Agent, Deutsche Bank AG, London Branch as Principal Paying Agent for the Euro Notes and Transfer Agent and Deutsche Bank Luxembourg S.A. as Registrar for the Euro Notes, it has elected to optionally redeem the Notes on April 4, 2006 (the “Redemption Date”). All capitalized terms not defined herein shall have the meaning given such terms in the Notes.

The redemption price of the Notes will be 100% of the principal amount of the outstanding Notes and, for the Euro Notes, will be equal to €1 per each €1 in principal amount of Euro Notes and, for the Dollar Notes, will be equal to $1 per each $1 in principal amount of Dollar Notes, plus, in each case, the amount of accrued and unpaid interest, if any, and Additional Amounts, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest, and Additional Amounts, if any, due on the relevant interest payment date).

The Paying Agent for the Euro Notes is:

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

England

The Paying Agent for the Dollar Notes is:

Deutsche Bank Trust Company Americas

60 Wall Street

New York

NY 10005

United States

The Notes called for redemption must be surrendered to the relevant Paying Agent to collect the redemption price plus accrued and unpaid interest, if any, and Additional Amounts, if any.

Unless the Company defaults in making the redemption payment, interest and Additional Amounts, if any, on Notes called for redemption cease to accrue on and after the Redemption Date, and the only remaining right of the Holders of such Notes is to receive payment of the redemption price upon surrender to the relevant Paying Agent of the Notes redeemed.

No representation is made as to the correctness or accuracy of the CUSIP, ISIN or Common Code number listed in this notice or printed on the Notes.